Ex-Filing Fees

CALCULATION OF FILING FEE TABLES

SC TO

Bow River Capital Evergreen Fund

Table 1 to Paragraph (a)(7)

Line Item Type	Notes	Transaction Valuation	Fee Rate	Amount of Filing Fee

Fees Previously Paid	(1)	$42,485,677.00	0.0001531	$6,504.56

Total Transaction Valuation:		$42,485,677.00
Total Fees Due for Filing:				$6,504.56
Total Fees Previously Paid:				6,504.56
Total Fee Offsets:				0.00
Net Fee Due:				$0.00

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Offering Note(s)

(1)	Calculated as the aggregate maximum value of Shares being purchased. The fee of $6,504.56 was paid in connection with the filing of the Schedule TO-I by Bow River Capital Evergreen Fund (File No. 005-92706) on July 25, 2025 (the “Schedule TO”). This is the final amendment of the Schedule TO and is being filed to report the results of the offer.